OFA Group

Unit B, 16/F, Easy Tower, 609 Tai Nan West Street,

Cheung Sha Wan, Hong Kong

VIA EDGAR

March 20, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Scott Stringer
Joel Parker
Jenna Hough
Erin Jaskot

Re:	OFA Group
Registration Statement on Form F-1
Filed February 21, 2025
File No. 333-285103

Ladies and Gentlemen:

OFA Group (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 18, 2025, regarding the Company’s Registration Statement on Form F-1 (the “Draft Registration Statement”) filed by the Company to the Commission on February 21, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar a Amendment No. 1 to the Registration Statement (the “Amendment No. 1”) with this response letter.

Form F-1 filed February 21, 2025

Related Party Transactions, page 82

1.	Your bridge loan agreement with Precursor Capital Limited and the conversion of the loan to ordinary shares is discussed under Note 6. Related Party Transactions on page F-18 of your financial statements. To the extent that your transactions with Precursor Capital Limited are considered related party transactions, please include the disclosure required by Item 7.B of Form 20-F, and make revisions elsewhere as appropriate.

Response: In response to the Staff’s comment, we have revised the disclosures on page 82 of the Amendment No. 1.

Selling Shareholders, page A-3

2.	Please disclose here that your chief operations officer, Thomas Gaffney, is a minority holder in Greentree Global Advisors, LLC, as well as a Managing Member, as indicated by his signature block for the service agreement with Greentree Global Advisors filed as Exhibit 10.1. Please also disclose his relationship with Greentree Global Advisors in his biography on page 75. Tell us whether Mr. Gaffney has any relationship with Greentree Financial Group and, if so, modify your disclosure accordingly.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 75, 80, 82 and A-3 of the Amendment No. 1. We respectfully advise the Staff that Mr. Gaffney has no relationship with Greentree Financial Group.

General

3.	We note the disclosure on the resale prospectus cover page that the resale offering is conditioned on consummation of your initial public offering and that the selling shareholders will sell their shares only when your ordinary shares begin trading on Nasdaq. Please reconcile this with your disclosure here and in the Plan of Distribution that the selling shareholders will sell their shares at the price at which you sell your shares in the initial public offering and then sell at prevailing market prices, and that the sale of the resale shares and public offering will result in two offerings taking place concurrently.

Response: In response to the Staff’s comment, we have revised the disclosures on page A-4 of the Amendment No. 1.

4.	Please supplementally tell us why you are registering the resale offering at this time and whether the resale offering is included to help satisfy initial listing requirements of the Nasdaq Capital Market. If so, please include risk factor disclosure explaining that the resale offering is included in part to help you meet listing standards. Address the potential impact the resale component may have on your listing status moving forward and include additional detail regarding the risks of delisting if you are unable to maintain the continued listing requirements of Nasdaq.

Response: We respectfully advise the Staff that the resale offering is included as part of our capital structure strategy, as well as to help us meet initial listing standards of the Nasdaq Capital Market. In response to the Staff’s comment, we have revised the disclosures on pages 25, 27 and 32 of the Amendment No. 1.

***

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Lijia Sanchez, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Larry Wong
Name:	Larry Wong
Title:	Chief Executive Officer

cc:	Lijia Sanchez, Esq.